Exhibit (a)(1)(iv)
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
ASPEN TECHNOLOGY, INC.
a Delaware corporation
at
$265.00 NET PER SHARE
Pursuant to the Offer to Purchase dated February 10, 2025
by
EMERSUB CXV, INC.
a wholly owned subsidiary of
EMERSON ELECTRIC CO.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER
11:59 P.M., EASTERN TIME, ON MARCH 10, 2025,
UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
February 10, 2025
To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:
We have been engaged by Emersub CXV, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Emerson Electric Co., a Missouri corporation (“Parent”), to act as Information Agent in connection with Purchaser’s Offer to Purchase, dated February 10, 2025 (the “Offer to Purchase”), subject to certain conditions, including the satisfaction of the Unaffiliated Tender Condition (as defined in the Offer to Purchase), any and all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Aspen Technology, Inc., a Delaware corporation (“AspenTech”), that Parent does not already own, at a price of $265.00 per Share, net to the seller in cash, without interest (the “Offer Price”) and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Letter of Transmittal (the “Letter of Transmittal” and which, together with the Offer to Purchase, each as may be amended or supplemented from time to time, constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.
THE BOARD OF DIRECTORS OF ASPENTECH, ACTING ON THE UNANIMOUS RECOMMENDATION OF A SPECIAL COMMITTEE COMPRISED SOLELY OF INDEPENDENT AND DISINTERESTED DIRECTORS, HAS RECOMMENDED THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES PURSUANT TO THE OFFER.
The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 22 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	The Offer to Purchase;
2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;
3.
A Notice of Guaranteed Delivery to be used to accept the Offer if Shares and all other required documents cannot be delivered to Equiniti Trust Company, LLC (the “Depository”) by the expiration of the Offer or if the procedure for book-entry transfer cannot be completed by the expiration of the Offer (the “Notice of Guaranteed Delivery”);

4.
A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	AspenTech’s Solicitation/Recommendation Statement on Schedule 14D-9, dated February 10, 2025.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern Time, on March 10, 2025, unless the Offer is extended or earlier terminated.
The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 26, 2025 (together with any amendments or supplements thereto, the “Merger Agreement”), among AspenTech, Parent and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into AspenTech, without a meeting of AspenTech’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and AspenTech will be the surviving corporation and an indirect wholly owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than Shares held by AspenTech, Parent, Purchaser, or any of their respective wholly owned subsidiaries, or by stockholders of AspenTech who have perfected their statutory rights of appraisal under the DGCL) will be converted into the right to receive an amount in cash equal to the Offer Price, without any interest thereon and subject to any withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.
For Shares to be properly tendered pursuant to the Offer, (a) either (x) a properly completed and duly executed Letter of Transmittal in accordance with the instructions of the Letter of Transmittal, if your Shares are held in book-entry form on the books of AspenTech or its transfer agent, with any required signature guarantees, or (y) an Agent’s Message (as defined in the Offer to Purchase), if your Shares are held directly or indirectly through DTC, including by any financial institution that is a participant in DTC’s systems, in each case of clauses (x) and (y), together with any other documents required by the Letter of Transmittal (if applicable) and any other customary documents required by the Depository, must be received by the Depository at one of its addresses set forth on the back cover of this Offer to Purchase prior to the expiration of the Offer and such Shares must be properly delivered pursuant to the procedures described below and a confirmation of such delivery received by the Depository (which confirmation must include an Agent’s Message if the tendering stockholder’s Shares are held directly or indirectly through DTC), in each case, prior to the expiration of the Offer or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.
Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the information agent, and Equiniti Trust Company, LLC, as the Depository, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. AspenTech will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 5 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.
Very truly yours,

Innisfree M&A Incorporated
Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depository or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.
The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders may call toll free:
(877) 456-3524 (from the U.S. and Canada)
or +1 (412) 232-3651 (from other locations)
Banks and Brokers may call collect: (212) 750-5833